(Translation)

               Copy of FY2008 Interim Dividend Notice Postal Card

(Front side)
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To All Shareholders:


                                                                November 8, 2007
                                                    Katsuaki Watanabe, President
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


             Notice of Resolution of the Board of Directors' Meeting
                     Concerning Payment of Interim Dividends


Dear Shareholder,

We hereby notify you that, at the Board of Directors' Meeting of TOYOTA MOTOR CORPORATION ("TMC") held on November 7, 2007, it was resolved that the payment of FY2008 (from April 1, 2007 to March 31, 2008) interim dividends will be made as set forth below.

Sincerely yours,

Katsuaki Watanabe


In accordance with Article 32, Paragraph 2 of the Articles of Incorporation of TMC, we will distribute interim dividends to the shareholders or registered share pledgees entered or recorded in the final register of shareholders (including the register of beneficial shareholders) as of September 30, 2007 as follows;

1.     Interim dividend...............................JPY 65 per share

2.     The effective date and the payment
       commencement date..............................November 26, 2007 (Monday)



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                                  Notification

o Receipt of the payment of interim dividends will be sent to your address which we have on record on November 22, 2007 (Thursday).

o For those who have chosen the "bank account transfer," we will arrange to have the interim dividends transferred to your designated bank account on November 26, 2007 (Monday).

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(Reverse side)
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                                   Postal Card

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                                                              Post Payment
                                                                 Postal
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                            TOYOTA MOTOR CORPORATION
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          Transfer Agent: Mitsubishi UFJ Trust and Banking Corporation
          Contact address: Mitsubishi UFJ Trust and Banking Corporation
                           Corporate Agency Department

               10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081
                     Phone number: 0120-232-711 (Toll free)

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